U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and
    Form 10-QSB [ ] Form N-SAR

         For Period Ended:  DECEMBER 31, 2000
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:   Tengtu International Corp.
Former Name if Applicable:

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Address of Principal Executive Office:

206-5050 Kingsway
Burnaby, B.C., Canada V5H 4H2

         (City, State and Zip Code)
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

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PART II - RULES 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
                                                 (Attach Extra Sheets if Needed)

         Tengtu International Corp.'s ("Tengtu") Chinese joint venture subsidiary, Tengtu United Electronics Development Co., Ltd. ("Tengtu United"), because of Chinese Government policy, must do business through a fully Chinese owned entity. Accordingly, Tengtu United does business through Tengtu's Chinese joint venture partner, Beijing Tengtu United Culture & Education Electronics Development Co., Ltd. ("Tengtu China"). In addition to being the conduit through which Tengtu United does business, Tengtu China also has maintained the accounting books and records of Tengtu United starting with the fiscal year ended June 30, 2000.

         For the previous fiscal period during which Tengtu China maintained the accounting records, Tengtu United's operations were not material1. For the quarter ended December 31, 2000, Tengtu believes that such operations are material. Accordingly, in order to ensure that the amounts reported in Tengtu's consolidated financial statements are accurate, Tengtu's controller is going to Beijing, China to inspect Tengtu China's books and records. This verification process will cause a delay in the start of the review of Tengtu's interim financial statements by its independent auditor as well as the completion of its Management's Discussion and Analysis and the filing of its Form 10-Q for the quarter ended December 31, 2000.

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1        To the consolidated financial statements.

PART IV - OTHER INFORMATION

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         1. Name and telephone number of person to contact in regard to this notification:

         SIMON HUI               (604) 438-9827
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         (Name)             (Area Code) (Telephone Number)

         2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, Identify report(s).


                                                                  [X] Yes [ ] No


         3. It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Tengtu anticipates that it will report increased revenues for the fiscal quarter ended December 31, 2000 as compared to the same period in the previous fiscal year as a result of increased sales activity by Tengtu United. Reasonable estimates of Tengtu United's results for the fiscal quarter ended December 31, 2000 cannot be made because Tengtu's controller has not yet reviewed the books and records of Tengtu China, the company through which Tengtu United does business in China and which maintains Tengtu United's financial information.


                           TENGTU INTERNATIONAL CORP.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: FEBRUARY 9, 2001
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                                 By: /S/ PAK KWAN CHEUNG
                                    ------------------------------------
                                 Pak Kwan Cheung
                                 Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.